SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       STARTECH ENVIRONMENTAL CORPORATION
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                                (Name of Issuer)

                           Common Stock, no par value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25457C 20 7
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                                 (CUSIP Number)

                                 Joseph F. Longo
                              444 Thayer Pond Road
                                Wilton, CT 06897
                                 (203) 762-3945
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With copies to:

                            Scott S. Rosenblum, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                             New York, NY 10022-3852
                                 (212) 715-9100

                                  May 29, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

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CUSIP No. 855906103                SCHEDULE 13D               Page 2 of 5 Pages
------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Joseph F. Longo
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |_|
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS*

        PF
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                               |_|
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
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                                7     SOLE VOTING POWER
 NUMBER OF SHARES                     2,041,898
   BENEFICIALLY               -------------------------------------------------
    OWNED BY                    8     SHARED VOTING POWER
 EACH REPORTING               -------------------------------------------------
     PERSON                     9     SOLE DISPOSITIVE POWER
      WITH                            2,041,898
                              -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,041,898
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                               |_|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.03%
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  14   TYPE OF REPORTING PERSON*

       IN
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                               Page 2 of 5 Pages

Introduction

      This Amendment No. 1 (this "Amendment") relates to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on January 27, 2003 by Joseph F. Longo (the "Reporting Person") in connection with the Reporting Person's ownership of shares of common stock, no par value (the "Common Stock"), of Startech Environmental Corporation (the "Issuer").

      The text of Items 4, 5 and 7 and the Exhibit Index of the Schedule 13D are hereby amended and supplemented as follows.

      Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D.

Item 4(d). Purpose of Transaction.

      The Reporting Person is a director and the Issuer's largest shareholder. As a result of recent developments, the Reporting Person believes that it is in the best interests of the Issuer and its shareholders to call a special meeting of shareholders (the "Special Meeting") for the purpose of removing all incumbent members of the Board of Directors, other than the Reporting Person (the "Incumbent Directors"), fixing the size of the Board at five, and filling the four vacancies resulting from the removal of the Incumbent Directors with four individuals (the "New Directors") nominated by the Reporting Person (the "Proposals"). Accordingly, the Reporting Person has sent a letter to the Issuer demanding that the Issuer give notice of the date, time, place and purposes of the Special Meeting to the shareholders of record and entitled to vote at the Special Meeting. The Reporting Person intends to solicit proxies in support of the Proposals, in accordance with applicable law and the rules of the Securities and Exchange Commission.

       The Reporting Person believes that, among other things, the Issuer is currently facing an imminent liquidity crisis, as well as the prospect of being delisted from the Nasdaq SmallCap Market for failure to meet the minimum shareholders' equity continued listing requirement of $2.5 million.

      The four persons being nominated as directors by the Reporting Person include two individuals associated with a third party investment group (the "Investor") which the Reporting Person understands has been in discussions with the Issuer regarding a transaction which would have provided the Issuer with significant additional equity capital. The Reporting Person believes that the Investor would be willing to make a significant equity investment in the Issuer on substantially the terms previously discussed with the Issuer, which included certain requirements regarding board representation that the Reporting Person understands were rejected by the Issuer's executive officers. However, at present, there can be no assurance as to whether, or on what terms, any such investment would be completed. Any such investment would be subject to, among other things, negotiation of definitive documentation and the approval by the Board (excluding any directors associated with the Investor).

      Except as set forth above, the Reporting Person does not have any plans or proposals that relate to or would result in the matters listed in subsections
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a), (b) As of the date of this Amendment, the Reporting Person beneficially owns 2,041,898 shares of Common Stock, representing, in the aggregate, approximately 18.03% of the outstanding shares of Common Stock (based on 11,323,202 shares outstanding as of February 7, 2003, based on information publicly disclosed by the Issuer in its definitive proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on February 14, 2003).

      (c) On March 7, 2003, the Reporting Person transferred 25,000 shares of Common Stock owned by the Reporting Person to Florence E. Desensis, CRUT, at $1.00 per share.

                               Page 3 of 5 Pages

      (d) Not applicable.

      (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

      The following documents are filed as exhibits hereto or are incorporated herein by reference:

      Exhibit        Title
      -------        -----

      99.1 Letter dated May 29, 2003 from the Reporting Person to the Issuer (calling the Special Meeting).

      99.2 Letter dated May 29, 2003 from the Reporting Person to the Issuer (demanding a record of the shareholders).



                               Page 4 of 5 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: May 29, 2003



                                    /s/ Joseph F. Longo
                                    ---------------------------
                                    Joseph F. Longo





                                Page 5 of 5 Pages